UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34192 / February 9, 2021

_____

In the Matter of	:
	:
Natixis Advisors, L.P.	:
Natixis ETF Trust II	:
	:
888 Boylston Street	:
Boston, MA 02199	:
	:
	:
	:
NYSE Group, Inc.	:
	:
	:
11 Wall Street	:
New York, NY 10005	:
	:
	:
	:
(812-15157)	:
	:

_____

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Natixis Advisors, L.P., Natixis ETF Trust II, and NYSE Group, Inc. filed an application on
August 31, 2020, and amendments to the application on November 16, 2020 and December
8, 2020, requesting an order to amend a prior order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and
22(e) of the Act and rule 22c-1 thereunder; under sections 6(c) and 17(b) of the Act
granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under section
12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act[1] ("Prior
Order"). The Prior Order permitted registered open-end investment companies that are
actively managed exchange traded funds (each, an "ETF") to operate without being subject
to a daily portfolio transparency condition.

Under the Prior Order, ETFs are required to publish a basket of securities and cash that, while
different from the ETF's portfolio, is designed to closely track its daily performance ("Proxy
Portfolio"). The amended order permits ETFs to use Creation Baskets (as defined in the Notice
(as defined below)) that include instruments that are not included, or are included with different
weightings, in the ETF's Proxy Portfolio.

On January 12, 2021, a notice of the filing of the application was issued (Investment Company

_____

[1]   The relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c)
and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section
12(d)(1) Relief, will expire one year from the effective date of rule 12d1-4 under the Act. *See* Fund of Funds
Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

Act Release No. 34171) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Natixis Advisors, L.P., Natixis ETF Trust II, and NYSE Group, Inc. (File No. 812-15157),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary